Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

The Luving Company
PO BOX 9147
Marina Del Rey , CA 90295
www.kidsluv.com

Up to $249,999.88 in Common Stock at $0.92
Minimum Target Amount: $9,999.48

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: The Luving Company
Address: PO BOX 9147, Marina Del Rey , CA 90295
State of Incorporation: DE
Date Incorporated: May 12, 2016

Terms:

Equity

Offering Minimum: $9,999.48 | 10,869 shares of Common Stock
Offering Maximum: $249,999.88 | 271,739 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.92
Minimum Investment Amount (per investor): $249.32

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Launching without financial statements.

In reliance on this relief, this offering has been launched without the required financial information. The financial information required by this offering that has been omitted is not currently available and will be provided by an amendment to the offering materials;

Once the required financial information has been made available by amendment, each investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision;

Furthermore, no investment commitments will be accepted until after such financial information has been provided.

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Perks

Tier 1 perk ($250 +) – free month supply of product (2x 16pks)

Tier 2 perk ($500+) - free month supply of product (2x 16pks) + 10% discount for first 3 months

Tier 3 perk ($1000+) - free month supply of product (2x 16pks) + 10% discount for first 6 months + early access to products

Tier 4 perk ($5,000+) - free month supply of product (2x 16pks) + 20% discount for a full year + early access to products

Tier 5 perk ($10,000+) - free 1 year monthly subscription + early access to products +

Meet & Greet w/ the CEO + 5% bonus shares

Tier 6 perk ($25,000+) - free 1 year monthly subscription + early access to products + Meet & Greet w/ the CEO + Invitation to Innovation Webinar + 10% bonus shares

Tier 7 perk ($50,000+) - free 1 year monthly subscription + 20% lifetime discount + Meet & Greet w/ the CEO + Invitation to Innovation Webinar + Access to quarterly update webinar + 15% bonus shares

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

The Luving Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $0.92/ share, you will receive and own 110 shares for $92. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

KidsLuv is a zero sugar vitamin enhanced beverage, and the first product from The Luving Company, which was founded in 2018 upon recognizing a growing demand in the kids' beverage space for less sugar and healthier products. Created by a mother of three, Ashi Jelinek, KidsLuv is designed to give kids a healthy dose of vitamins and minerals their bodies need, without the harmful sugars. It's the product that parents have been looking for to replace those sugar-packed children's vitamins and juices. KidsLuv's three fun-luving flavors, Flying Fla-Mango, Starstruck Coconut, and Peach Me, I'm Orange, are Certified Non-GMO, Vegan, Kosher and Gluten-Free, and served in an 8-oz. 100% recyclable, resealable, straw-free drink carton.

The Luving Company uses a copacker to manufacture KidsLuv and our formulation and use of Vegan vitamins is what makes KidsLuv unique. KidsLuv sells both wholesale and to retail accounts as well as export. As we scale we are looking to grow our sales overseas. In Asia, where water contamination is a huge issue for parents

looking to keep their kids healthy we provide a solution for this.

Competitors and Industry

KidsLuv is a Zero sugar, vitamin enhanced beverage for kids. KidsLuv is disrupting the kids beverage market by providing hydration and vitamins in a drink for kids. There are no real competitors as no one else provides this in a drink. But there are some "juice" drinks for kids on the market that highlight a better for you juice or water. Those competitors are Rethink Water and Honest Juice. Pedialyte is another competitor as it offers some vitamins and electrolytes in a drink form. Although pedialyte is not something you would necessarily drink every day. KidsLuv sits in a new category between a liquid vitamin and a juice/water drink for kids.

Current Stage and Roadmap

KidsLuv initial distribution kicked off with a national membership-based online retailer, Thrive Market and Amazon in early 2019. The primary focus in 2019 was securing distribution agreements with UNFI and KEHE, two of the top natural and organic food wholesalers and distributors in the country who service Grocery and Natural independents channels nationwide and offer a pathway towards national recognition. KidsLuv products are now currently available online at KidsLuv.com, Thrive Market, Amazon and can be found in over 2000+ retail stores including Natural Independents Markets, United Supermarkets, Walmart Stores and CVS Pharmacy. The Company has trademarked its name in 15 countries around the world. Our goals in the coming months will be launch on Amazon Canada and Amazon Mexico Marketplaces and eventually into international markets through joint ventures, and distribution partnerships, with a priority to launch in China.

The Team

Officers and Directors

Name: Ashi Jelinek

Ashi Jelinek 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder and CEO
  Dates of Service: March 10, 2017 - Present
  Responsibilities: handles all business related too company including sales and marketing; taken a salary in the past of $72K. But not currently taking a salary

Name: Stephanie Phillips

Stephanie Phillips 's current primary role is with SPG Global and Wilmington Capital . Stephanie Phillips currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board member
  Dates of Service: October 01, 2018 - Present
  Responsibilities: be at board meetings, strategize with team members of company; no salary

Other business experience in the past three years:

- **Employer:** SPG Global
  Title: owner/senior vice president
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Broker Dealer

Name: Dharampal Singh Rawat

Dharampal Singh Rawat 's current primary role is with Sharan Consultants . Dharampal Singh Rawat currently services 3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board member
  Dates of Service: March 10, 2017 - Present
  Responsibilities: to help the company strategize and to hold the company accountable to board obligations; no salary

Other business experience in the past three years:

- **Employer:** Sharan Consultants
  Title: owner
  Dates of Service: January 01, 2009 - Present
  Responsibilities: consulting for various companies and industries

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain any liquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,069,999.56 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order

to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of product, providing healthy zero sugar and vitamin infused kids beverage. Our revenues are therefore dependent upon the market for such product.

Minority Holder; Securities with Voting Rights

The common stock that you are buying has voting rights attached to them. However, you are granting the right to vote, by proxy, to the CEO and his or her successor. In addition, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation

of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Minority Holder; Securities with No Voting Rights

The common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that KidsLuv is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing

them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers'

operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Food and Beverage industry unknowns

Due to the nature of the beverage industry and the competition out on the market it is hard to determine if there are inevitable risks factors that may right now be unforeseen but present themselves at a later date.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ashi Jelinek	5,000,000	Common Stock	92.44

The Company's Securities

The Company has authorized Common Stock, and Convertible note . As part of the Regulation Crowdfunding raise, the Company will be offering up to 271,739 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,408,797 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible note

The security will convert into Shadow preferred stock or common stock and the terms of the Convertible note are outlined below:

Amount outstanding: $1,485,190.00
Maturity Date: March 26, 2023
Interest Rate: 4.0%
Discount Rate: 15.0%
Valuation Cap: $3,500,000.00
Conversion Trigger: Equity Financing, Corporate Transaction or Maturity Date

Material Rights

Upon qualified financing of 1 million of Equity Securities (Preferred Stock), all unpaid principal and accrued interest shall convert to Shadow Preferred Stock.

Upon maturity date and/or corporate merger, all unpaid principal and accrued interest shall convert to Common Stock.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $1,485,190.00
  Use of proceeds: production runs, contractors, ingredients, sales and marketing, branding
  Date: March 01, 2017
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

KidsLuv initial distribution kicked off in early Spring 2019 with a national membership-based online retailer, Thrive Market and Amazon. The primary focus in 2019 was securing distribution agreements with UNFI and KEHE, two of the top natural and organic food wholesalers and distributors in the country. They service Grocery and Natural independents channels nationwide and offer a pathway towards national recognition. KidsLuv gained in-store distribution into independents and natural grocery stores in October 2019. As a result, in Q4 of 2019, KidsLuv rolled out into over 30+ Natural independent retailers in Northern and Southern California,

closing the year with $69K in sales. KidsLuv started to gain national momentum into stores in 2020 with the launch of Walmart, CVS and expansion into the Southwest region. In 2020 we went from 30 stores to over 2,000. KidsLuv is continuing to see huge growth in the ecommerce channel this year; Amazon sales are up 297% YOY (2019 compared to 2020 up date) with now over 60+ Subscribe & Save members. Our goal is to close out the year with strengthening our business and distribution in the West and targeting the Northeast and the Midwest next year.

Historical results and cash flows:

Given 2019 was our first year of production, our MOQs were not favorable and therefore lead to high COGS. As we have scaled and secured more accounts, we improved our COGs by .10 per unit. Our forecasted projections for 2021 continue to show improvements and will also put us in a stronger position to procure more favorable pricing for ingredients and packaging. Most of our resources to date have been allocated to production however we do anticipate our future capital will be allocated more towards driving growth, supporting retail launches and building awareness.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

$40,000 on hand and a $300K loan for a shareholder that may get turned into equity.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Yes, it is important for us to have this capital for marketing and supporting sales growth. We have sales but a beverage company needs significant capital to drive growth and revenue.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

It will be around 75% from crowdfunding. These funds are necessary for us to grow and be able to gain more traction.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum we would be able to operate for at least 1 year based on sales as of now as well.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum, we would be able to operate based on sales as well for at least 3 years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We do not have anyc onfirmed future sources of capital because our goal is to do future rounds of funding as needed for continual sales, operating and marketing expenses.

After this round our goal is to go into an instituitonal round of funding and also to be able to explore lines of credit with financial institutions in the future.

Indebtedness

- **Creditor:** Credit card- Wells Fargo
  Amount Owed: $12,000.00
  Interest Rate: 10.0%
  Maturity Date: September 01, 2024

- **Creditor:** Shareholder
  Amount Owed: $300,000.00
  Interest Rate: 5.0%
  Maturity Date: January 23, 2023

- **Creditor:** Convertible Notes Holders
  Amount Owed: $1,485,190.00
  Interest Rate: 4.0%
  Maturity Date: March 26, 2023
  Convertible Notes into Preferred Stock or Common Stock based on different conversion triggers.

Related Party Transactions

- **Name of Entity:** Shweta Rawat
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: she gave $300K to The Luving Company as a loan for production runs and has the right to convert this into equity by 2023.

Material Terms: Material terms are the same as all convertible note outstanding

Valuation

Pre-Money Valuation: $4,976,093.24

Valuation Details:

The valuation was decided based on several factors including our past convertible note with a valuation cap of 3.5M. And that KidsLuv is creating a new category, by introducing the market to a unique way to get kids to have their vitamins incorporated into their diet in a hydrating, zero sugar beverage. Since launching into distribution in 2019 KidsLuv has secured over 2,000 retail accounts as well as create an online presence with Thrive Market and Amazon as well as our own subsciption based service. In addition, our website traffic (in terms of total visotors) is up 166% from last year while our online sales are up 297% (comparing sales in 2020 to sales in 2019). We are continuing to see growth and acquire new customers because of the unique product and attributes.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.48 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  2.5%

- *Marketing*
  29.5%
  KidsLuv will be using the funding to build brand awareness and increase sales.

- *Working Capital*
  50.0%
  To manufacture product, support sales and operations

- *Research & Development*
  10.0%
  To continue to develop other flavors and explore other pack sizes working towards the goal of providing nutrition for the whole family

- *Inventory*
  8.0%
  supporting our warehousing and shipments to our retailers and customers

If we raise the over allotment amount of $249,999.88, we plan to use these proceeds as

follows:

- *StartEngine Platform Fees*
  2.5%

- *Marketing*
  51.5%
  KidsLuv will use the proceeds to continue to support brand awareness, drive trial through marketing.

- *Working Capital*
  23.0%
  KidsLuv will use the proceeds for working capital to support the growth of the business, support sales, manufacturing the product and warehousing

- *Company Employment*
  23.0%
  KidsLuv will hire key employees to drive sales and growth as well as to support current employees

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.kidsluv.com (www.kidsluv.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/kidsluv

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR The Luving Company

[See attached]

Management Report

The Luving Company
For the period ended August 31, 2020



Prepared by
Simple StartUp

Prepared on
September 29, 2020

For management use only

Table of Contents

Profit and Loss
January - August, 2020

	Jan 2020	Feb 2020	Mar 2020	Apr 2020	May 2020	Jun 2020	Jul 2020	Aug 2020	Total
INCOME									
4000 Sales	0.00	0.00	0.00	0.00	0.00				0.00
4010 Sales - Retail	2,712.00	1,728.00	86,626.56	44,199.27	35,918.64	48,842.56	22,550.19	20,036.55	262,613.77
4011 Sales - e-Commerce	2,387.07	2,948.56	12,807.44	5,307.80	22,307.18	6,784.90	3,799.51	3,451.17	59,793.63
Total 4000 Sales	**5,099.07**	**4,676.56**	**99,434.00**	**49,507.07**	**58,225.82**	**55,627.46**	**26,349.70**	**23,487.72**	**322,407.40**
4001 Shipping Income	-7.58		142.56	95.07	201.72	69.50	27.10	10.00	538.37
4100 Trade Spend									0.00
4110 Sales Discounts (Off Invoice)	-12.96	-25.92	-1,062.02	-463.76	-545.24	-1,131.78	-11,025.11	-366.10	-14,632.89
4120 MCBs	-567.72	-459.42	-2,699.60	-134.76	-1,812.19	-1,325.27	-988.64	-2,457.60	-10,445.20
4130 Slotting and Free Fills				-2,349.22	-350.27	-129.36			-2,828.85
4150 Online Discounts	-9.72	-34.20	-238.95	-201.83	-12,551.71	-1,605.91	-97.15	-74.70	-14,814.17
Total 4100 Trade Spend	**-590.40**	**-519.54**	**-4,000.57**	**-3,149.57**	**-15,259.41**	**-4,192.32**	**-12,110.90**	**-2,898.40**	**-42,721.11**
Total Income	**4,501.09**	**4,157.02**	**95,575.99**	**46,452.57**	**43,168.13**	**51,504.64**	**14,265.90**	**20,599.32**	**280,224.66**
COST OF GOODS SOLD									
Cost of Goods Sold									0.00
5031 Cost of Goods Sold	2,510.22	2,040.57	60,862.05	28,421.28	35,082.72	36,365.76	14,827.71	12,596.19	192,706.50
5035 Spoils, Damages, Expiry		10,407.80		93.00		1,031.00	6.00		11,537.80
Total Cost of Goods Sold	**2,510.22**	**12,448.37**	**60,862.05**	**28,514.28**	**35,082.72**	**37,396.76**	**14,833.71**	**12,596.19**	**204,244.30**
Total Cost of Goods Sold	**2,510.22**	**12,448.37**	**60,862.05**	**28,514.28**	**35,082.72**	**37,396.76**	**14,833.71**	**12,596.19**	**204,244.30**
GROSS PROFIT	**1,990.87**	**-8,291.35**	**34,713.94**	**17,938.29**	**8,085.41**	**14,107.88**	**-567.81**	**8,003.13**	**75,980.36**
EXPENSES									
6000 Freight and Warehousing									0.00
6010 Freight Out	124.87	739.68	26,759.67	5,952.01	4,864.19	6,133.73	4,295.79	2,292.91	51,162.85
6015 Small Parcel Shipment	2,728.87	225.63	2,452.56	492.26	2,127.46	1,025.82	859.07		9,686.04
6040 Amazon Shipping and FBA Fees	176.23		31.72	171.82	385.94	370.87	925.48	139.41	2,427.10
6090 Warehouse and Storage	1,648.74	3,620.90	4,140.23	2,898.83	3,128.09	3,527.81	1,047.50	547.10	20,559.20
Total 6000 Freight and Warehousing	**4,678.71**	**4,586.21**	**33,384.18**	**9,514.92**	**10,505.68**	**11,058.23**	**7,127.84**	**2,979.42**	**83,835.19**
6100 Selling Expenses									0.00
6110 Sales Brokers Fees	1,800.00	1,800.00	1,800.00	3,531.43	2,346.34	4,896.80	2,300.00	500.00	18,974.57
6120 Amazon Selling Fees	858.51	1,485.01	5,260.52	2,020.25	7,173.93	2,363.01	1,480.48	1,303.37	21,945.08
6130 Sales Samples	209.96			311.04	738.72	324.00	90.72	64.80	1,739.24
6135 Sales - Merchandising				1,250.00	102.86		1,723.21	6,061.33	9,137.40
6140 Dues and Subscriptions		206.50	83.00	166.00	532.65	1,011.75	418.45	781.75	3,200.10
6150 Demos		330.00	-240.00						90.00
6160 Walmart.com Selling Fee								9.00	9.00
Total 6100 Selling Expenses	**2,868.47**	**3,821.51**	**6,903.52**	**7,278.72**	**10,894.50**	**8,595.56**	**6,012.86**	**8,720.25**	**55,095.39**
6200 Marketing Expenses									0.00
6210 General Production		1,780.19	3,287.49		84.70				5,152.38
6211 Outside Agency/Consultant Fees	4,970.00	5,113.77	5,395.70	7,191.88	5,267.20	5,685.79	3,681.70	5,101.88	42,407.92
6215 Marketing Samples	1,888.18			466.56	3,744.44	972.00	570.24	259.20	7,900.62
6225 Trade shows	7,340.00	2,665.83	-1,047.33		-398.50			95.00	8,655.00
6260 Advertising/Promotional		2,982.29	0.90	381.52	763.87	924.85	2,448.20	381.16	7,882.79
6270 Public Relations			3,200.00	2,800.00	2,800.00	2,800.00	2,800.00	4,270.00	18,670.00
6280 Web Hosting	472.98	146.43	494.98	495.66	578.68	583.68	631.44	584.38	3,988.23
6290 Online Advertising	1,252.03	1,605.01	2,077.46	1,667.75	2,433.46	2,429.38	1,553.55	2,654.72	15,673.36

	Jan 2020	Feb 2020	Mar 2020	Apr 2020	May 2020	Jun 2020	Jul 2020	Aug 2020	Total
6295 Events	3,940.00					250.00			4,190.00
Total 6200 Marketing Expenses	**19,863.19**	**14,293.52**	**13,409.20**	**13,003.37**	**15,189.15**	**13,730.40**	**11,685.13**	**13,346.34**	**114,520.30**
6500 General and Administrative Expenses									0.00
6501 Charitable Contributions								10.00	10.00
6503 Bank Charges & Fees	152.00	150.00	188.08	320.97	25.20	143.72	12.58	91.15	1,083.70
6505 Office Supplies & Software	645.40	1,525.00	2,110.12	1,700.06	208.21	219.35	1,335.57	676.66	8,420.37
6506 Other Business Expenses	5.35								5.35
6560 Web & IT	199.00	199.00	331.37	728.75		711.44	28.16		2,197.72
6565 Rent & Lease		1,035.00	935.00	252.75	294.00				2,516.75
6566 Utilities	215.86								215.86
6580 Taxes & Licenses		480.00							480.00
Total 6500 General and Administrative Expenses	**1,217.61**	**3,389.00**	**3,564.57**	**3,002.53**	**527.41**	**1,074.51**	**1,376.31**	**777.81**	**14,929.75**
6650 Insurance									0.00
6655 Business Liability	342.77	342.77	453.77	398.27	398.27	857.70		223.40	3,016.95
Total 6650 Insurance	**342.77**	**342.77**	**453.77**	**398.27**	**398.27**	**857.70**		**223.40**	**3,016.95**
6750 Legal & Professional Services									0.00
6751 Accounting & Financial Advising	1,250.00	2,437.50	1,500.00	5,233.84	1,500.00	2,287.50		4,990.00	19,198.84
6753 Legal Fees	1,570.00			1,685.00		1,012.50			4,267.50
6754 Supply Chain Consultants				1,800.00	4,037.58	4,000.00	8,000.00	4,000.00	21,837.58
6755 Sales Consultant	4,000.00	3,500.00	5,050.00						12,550.00
6756 Online Sales Consulting (1099)	-2,000.00								-2,000.00
6757 Marketing Consultant (1099)	5,000.00	7,500.00	7,700.00	7,700.00					27,900.00
Total 6750 Legal & Professional Services	**9,820.00**	**13,437.50**	**14,250.00**	**16,418.84**	**5,537.58**	**7,300.00**	**8,000.00**	**8,990.00**	**83,753.92**
7000 Research and Development									0.00
7040 Certifications & Licensing	2,475.00	20.00	160.00	240.00	1,500.00	845.00	620.00		5,860.00
Total 7000 Research and Development	**2,475.00**	**20.00**	**160.00**	**240.00**	**1,500.00**	**845.00**	**620.00**		**5,860.00**
7100 Travel									0.00
7110 Long Distance Travel	2,001.65	1,410.78	134.32						3,546.75
7120 Local Travel	57.09	179.00	48.00					54.27	338.36
7140 Meals & Entertainment	182.22	187.34	317.92		137.02	219.67		348.74	1,392.91
7150 Lodging		683.28							683.28
Total 7100 Travel	**2,240.96**	**2,460.40**	**500.24**		**137.02**	**219.67**		**403.01**	**5,961.30**
7301 Payroll (Salaries, Wages, etc)									0.00
7310 Wages	7,218.93	5,495.00	6,000.00	1,500.00	14,500.00	4,000.00	13,965.38	16,410.62	69,089.93
7311 Payroll Expenses			45.00		51.00	51.00	51.00	51.00	249.00
7315 Taxes					860.75		869.45		1,730.20
Total 7301 Payroll (Salaries, Wages, etc)	**7,218.93**	**5,495.00**	**6,045.00**	**1,500.00**	**15,411.75**	**4,051.00**	**14,885.83**	**16,461.62**	**71,069.13**
PayPal Fees				1.28					1.28
Total Expenses	**50,725.64**	**47,845.91**	**78,670.48**	**51,357.93**	**60,101.36**	**47,732.07**	**49,707.97**	**51,901.85**	**438,043.21**
NET OPERATING INCOME	**-48,734.77**	**-56,137.26**	**-43,956.54**	**-33,419.64**	**-52,015.95**	**-33,624.19**	**-50,275.78**	**-43,898.72**	**-362,062.85**
OTHER INCOME									
Other Income – EIDL Grant				4,000.00		11,500.00			15,500.00
Total Other Income	**0.00**	**0.00**	**0.00**	**4,000.00**	**0.00**	**11,500.00**	**0.00**	**0.00**	**15,500.00**
OTHER EXPENSES									
7803 Interest Expense on Convertible Notes	4,464.66	4,602.74	4,602.74	4,602.74	4,602.74	4,602.74	4,602.74	4,602.74	36,683.84
Interest Expense						27.00			27.00
Total Other Expenses	**4,464.66**	**4,602.74**	**4,602.74**	**4,602.74**	**4,602.74**	**4,629.74**	**4,602.74**	**4,602.74**	**36,710.84**

	Jan 2020	Feb 2020	Mar 2020	Apr 2020	May 2020	Jun 2020	Jul 2020	Aug 2020	Total
NET OTHER INCOME	-4,464.66	-4,602.74	-4,602.74	-602.74	-4,602.74	6,870.26	-4,602.74	-4,602.74	-21,210.84
NET INCOME	$ -53,199.43	$ -60,740.00	$ -48,559.28	$ -34,022.38	$ -56,618.69	$ -26,753.93	$ -54,878.52	$ -48,501.46	$ -383,273.69

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



startengine

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This offering is not live or open to the public at this moment.

KIDS LUV

The Luving Company

Functional Vitamin Beverage for Kids



The ZERO SUGAR Vitamin Enhanced Beverage for Kids
KIDS LUV

Website | Marina Del Rey , CA | FOOD & BEVERAGE

$0.00 raised

0 Investors	**$4.98M** Valuation
$0.92 Price per Share	**$249.32** Min. Investment
Common Shares Offered	**Equity** Offering Type
$250K Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

KidsLuv is a ZERO SUGAR Vitamin Enhanced beverage created by a mother of three, Ashi Jelinek, upon recognizing a growing demand in the kids' beverage space for less sugar and healthier products. Established in 2018, The Luving Company, a female-founded and minority-owned business, launched its first brand, KidsLuv, designed to give kids a healthy dose of vitamins and minerals their bodies need, without the harmful sugars. All KidsLuv products are Certified Non-GMO, Vegan, Kosher and Gluten-Free, and served in an 8-oz. recyclable, resealable, straw-free drink carton.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Female-founded & minority-owned business recognized in Forbes' 8 Mission-Driven Companies Reinventing the Packaged Food Industry
- KidsLuv is addressing two distinct consumer categories: the children's beverage market and the children's pediatric supplements market, with a combined market size of over $2.7B

- Sold in over 1500+ stores nationwide including Walmart, CVS, United Supermarkets, Natural Independents, Amazon and Thrive Market

---

"Kids luv it and parents do, too!"

CATEGORY DISRUPTOR

The Zero Sugar Vitamin Enhanced Beverage For Kids

Traditional Kids Vitamins





Traditional Kids Juices & Waters



OVERVIEW

Functional kids' beverages that benefit the planet, too!

Ashi Jelinek founded The Luving Company in 2018 upon recognizing a growing demand for zero sugar in functional food and beverage products. The Luving Company's mission to be an educational leader in child nutrition and create products that encourage good health, good living and a positive environmental impact. KidsLuv is the Zero Sugar, Vitamin Enhanced beverage for kids. We have three FUN-LUVING flavors, Flying Fla-Mango, Starstruck Coconut, and Peach Me, I'm Orange. Our products are 100% clean labeled (Certified Non-GMO, Vegan, Kosher and Gluten-Free) and packaged in 8oz recyclable, resealable, straw-free drink cartons.

drink cartons.



More than ever, purpose and authenticity have become critical, and that is why the company's sustainability and community impact strategy has always been a core focus. Our packaging was intentionally designed using recyclable straw-free Tetra Pak cartons and resealable lids. There are up to 13 million tons of plastic entering our oceans each year. One less straw means one less chance for harmful plastics to end up in our oceans. Since its inception, KidsLuv has supported the Surfrider foundation's journey to educate children about recycling and keeping our oceans clean. KidsLuv gives consumers the ability to donate to the Surfrider foundation directly on our website. Every dollar donated educates four children on the importance of recycling and keeping our oceans clean.





THE PROBLEM

Consumers are seeking healthier alternatives to sugar-filled kids' beverages

The children's beverage market is currently saturated with drinks that are high in sugar and provide limited nutritional and hydration value. 1/3 of all sweetened fruit drinks contain 16 grams or more of sugar per serving. Eight in ten parents say their choice of product is influenced by how it will affect their children's health and well-being. As health-focused parents, particularly millennials, are shifting their buying habits to incorporate less sugar and more healthy products into their diets and their kids' diets, there is a growing demand for zero sugar beverages for kids.





THE SOLUTION

The ZERO SUGAR Vitamin Enhanced, hydrating beverage that kids 'LUV'!



KidsLuv delivers a nutritional beverage for the whole family with ZERO SUGAR, rich in vitamins and minerals, and uses Certified Non-GMO, Vegan, Kosher and Gluten-Free ingredients. This "first of its kind" beverage appeals to a wide range of consumers with a focus on the health-conscious millennial parent. Our mission here at KidsLuv is to provide more education about the importance of child nutrition, and we have set out to disrupt an overly sugary marketplace.





OUR TRACTION

Shark Tank exposure, strong growth, and key partnerships

KidsLuv was featured on Shark Tank, which aired to an estimated 4.1M+ viewers, increasing brand awareness and sales opportunities. In Spring 2020, BevNet covered KidsLuv in a feature article highlighting the brand's distribution expansion into CVS and Walmart and new Peach Me, I'm Orange flavor launch. Following the airing, we saw a significant boost in sales and a spike in web traffic. Our social media has also grown over 358% through collaborations with micro-influencers and like-minded brands such as Raised Real, Made Good, Kidbox, Zeek Bars, Bitsy's and Bear Fruit Snacks.



K!DS
LUV

Image courtesy of @Amerdan Broadcasting Companies, Inc. All Rights Reserved.

"Thank you @kidsluvdrinks for helping our planet by making your great drinks in environmental friendly packaging!
Love the Flying Fla-mango! "
Ryan Hickman
10 Year Old Entrepreneur
CEO & Founder of Ryan's Recycling Company
"I love that my kids finally have a tasty drink that I can feel good about giving them!!"
Shauna Donfeld
Fit4Mom Westside Instructor
Certified Personal Trainer | Mom of two
"I recommend KidsLuv to my families of small children as well as adults. KidsLuv is a wonderful alternative to juice and sugary beverages."
Nancy Guberti CFHL
Functional Medicine Practitioner,
Nutritionist, MS, CN

KidsLuv's primary focus in 2019 was securing distribution agreements with UNFI

and KEHE, two of the top natural and organic food wholesalers and distributors in the country. They service Grocery and Natural independents channels nationwide and offer a pathway towards national recognition. As a result, in Q4 of 2019, KidsLuv rolled out into over 30+ Natural independent retailers in Northern and Southern California. Some of the independents include California Fresh Market, Berkeley Bowl, Ojai Valley Ranch Market and premium retailer, Erewhon Markets.

After launching in 2019, we have seen impressive revenue growth in 2020.

In February 2020, KidsLuv launched into 40+ United Supermarkets, a chain in Texas that operates under a division of Albertsons/Safeway, and in April 2020, KidsLuv launched in 400+ Walmart locations and 1200+ CVS Pharmacy locations, bringing KidsLuv total distribution to over 1500+ locations nationwide.



KidsLuv has also a partnership with Fit4Mom, a fitness group for moms that has over 230,000 members across the US. We will also participate in traveling Pop-Up stores, subscription boxes, corporate health fairs, mommy groups and family 5Ks, to keep growing brand awareness throughout 2020.



KidsLuv is doing its part to give back by supporting Surfrider Foundation's journey to educate children about recycling and keeping our oceans clean and

journey to educate children about recycling and keeping our oceans clean and partnering with Feed the Children, a non-profit organization that alleviates childhood hunger through distribution of food and essentials to children and families nationwide.





THE MARKET

Disrupting a $2.7 billion+ market, that includes both kids' beverages and pediatric supplements

Up until now, there has been little new product development in the children's beverage market, especially for zero sugar beverages that deliver function. KidsLuv is centered between two distinct markets: the children's beverage market and the children's pediatric supplements market, with a combined estimated market size of over $2.7B. (source, source)

KidsLuv is designed to disrupt the beverage market with a drink for children that provides a zero sugar product rich in vitamins and minerals.
The global beverage market is booming, expected to exceed $1T in sales by 2022, and kids are becoming a focus. Keeping kids well is always going to be a top concern for parents, not just for their own wellbeing but for that of the whole family. By providing vitamins in a beverage, KidsLuv gives children the supplements they need and helps fill nutritional gaps (source).



GLOBAL BEVERAGE MARKET SALES

+$1T
IN 2022

Kids-Focused

2 Markets



Millennials now make up the largest adult population and KidsLuv's target audiences are millennial moms, ages of 25-44, who have the purchasing power to buy the best products for their families. Sales of traditional juices and drinks are declining and, as parents become more educated about packaged foods, they are demanding healthier products for their children.



Millennial Moms

+ Age 25-44
+ Purchasing power
+ Demanding Healthier Products



WHAT WE DO

Packed with vitamins in three delicious flavors with more to come

KidsLuv beverages combine a flavorful drink with a proprietary formula that delivers both hydration and approximately 80% of the daily recommended dose of vitamin and minerals. The KidsLuv proprietary formula combines specific amounts of 14 different ingredients and 9 Certified Vegan vitamins and minerals, to create our unique and delicious flavors that leave absolutely no aftertaste. The three fun-luving flavors we have developed so far are Mango, Coconut, Orange Peach, which are already on the market as Starstruck Coconut, Flying Fla-Mango and Peach Me, I'm Orange.






KIDS LUV
VITAMIN ENHANCED BEVERAGE
FLYING FLA-MANGO
14
Ingredients
STARSTRUCK COCONUT
9
Certified Vegan Vitamins & Minerals
KIDS LUV
VITAMIN ENHANCED BEVERAGE
PEACH ME, I'M ORANGE
3
Unique & Delicious Flavors

THE BUSINESS MODEL

Online, Mass and Grocery Channels

KidsLuv's 2020 sales strategy is to grow to a nationally recognized brand through Grocery, Big Box Retailers, Online, Pharmacy and Natural Independents channels. Our main sales channels are online grocery, mass retailers and Natural Independents. To build consumer demand and support our retailers, the company's trade promotion strategy includes coupons and pricing promotions. Additional sales priorities for 2020 include securing regional Grocery chains in the West, with particular focus on Sprouts, Kroger and Albertsons.

Our DTC strategy is a subscription only service with all other product orders redirected to Amazon. As conventional shopping behavior is shifting more online, the focus will be to drive more website traffic through social media and other digital platforms and build presence on online marketplaces.


Sales Channels



Online Grocery	Big Box Retailers	Natural Independents

HOW WE ARE DIFFERENT

The healthiest, most functional kids beverage option in the market

HOW WE STAND OUT


Honest
KIDS


KIDS
LUV


Capri-Sun
ORANGE

CALORIES	40	10	50
VITAMINS	100% Vitamin C	Vitamin D, A, C, E, B2 B3, B6, B12	0 Vitamin
MINERALS	None	Sodium, Calcium Potassium, Folate	None
SUGAR	8g per 6fl oz	0g per 8fl oz	13g per 6fl oz
PACKAGING	6.75oz pouch with plastic straw 10-pack, 32-pack 59oz bottle	8 oz Tetra Pak individually 4-pack 12-pack	6oz pouch 10-pack with plastic straw

Comparison Chart Data formulated based on internal research.

While there are numerous drinks that focus on kids, such as Honest Kids and Capri Sun, sugary, artificial flavored drinks deliver little to no nutritional or functional value and are being avoided by a growing number of parents.

Kids vitamins are commonly made in a gummy format and are filled with gelatin,

corn starch and sugar. They contain an average of 2 grams of sugar per gummy, despite the fact that the American Heart Association suggests no more than 6 teaspoons of added sugar per day for children ages 2–18 (include source).

KidsLuv is the first and only product of its kind that features zero sugar coupled with a vitamin delivery system. This creates a way to target consumers who seek healthy AND functional options in the kids drink aisle.

"My son loves the flavor of these and they make the mom of a very picky eater a little happier knowing he's getting extra vitamins."

-Brittney

★ ★ ★ ★ ★

Great option instead of just juice. My toddler lovedddd these. And I don't have to feel bad about him



drinking one down in two seconds!

– Cassandra
Piermont, New Jersey

THE VISION

The healthy, functional beverage that everybody knows and loves

The vision for The Luving Company is to create healthy, functional, innovative, better-for-you products for the whole family. The Luving Company will continue to grow by driving disruption in underserved categories and delivering products that stand out from the crowd. We also LUV our planet and it's important to us to produce products that are not only good for our families but good for our planet. We are committed to continuing to create products that use ingredients and materials that limit our carbon footprint and leave our world in a better place. We believe in giving our kids the real nutrition and LUV they deserve!





Healthy
Functional
Innovative
Better-for-you



We will introduce new size packs and flavors as consumer demand increases, eventually targeting new regions such as the Northeast, Florida and the Midwest, before going international. Additionally we plan to expand into the food service channel by the end of 2021, which will allow us to expand into airports, airlines, amusement parks, museums, stadiums, fast food & coffee shop chains, ensuring that our product makes it into the hands of kids and families worldwide.



This expansion is based on management's current goals, actual results not guaranteed.

OUR LEADERSHIP

Helping kids is close to our hearts

Ashi Jelinek founded The Luving Company in 2018 upon recognizing a growing demand for zero sugar in functional food and beverage products. The Luving Company's mission is to be an educational leader in child nutrition and create products that encourage good health, good living and a positive environmental impact. KidsLuv is the Zero Sugar, Vitamin Enhanced beverage for kids with three FUN-LUVING flavors, Flying Fla-Mango, Starstruck Coconut, and Peach Me, I'm Orange. Our products are 100% clean labeled (Certified Non-GMO, Vegan, Kosher and Gluten-Free) and packaged in 8oz recyclable, resealable, straw-free drink cartons.



Ashi Jelinek
Founder & CEO



Jennifer Goodrum
Director of Sales & Marketing

Mary Allard
Operations Manager



WHY INVEST

We value the health of children above all else, and we are setting out to make an impact

At KidsLuv, we care deeply about our mission to help kids and deliver maximal nutrition in a delicious, functional beverage. With sustainability and nutrition at the forefront of our company's ethos, all ingredients and packaging are consciously sourced, and recyclable, maintaining a green carbon footprint. We have an addressable market of over $2.7 billion, with millennials (the largest adult population on Earth) being our target consumers. We have been featured on Shark Tank and now have product placements at Walmart, CVS, Albertsons Market and online through Amazon, Thrive, Walmart.com and our website! We would be thrilled to see you join us, as we continue to scale and grow, developing new sales channels and bringing KidsLuv to the children and families that will 'luv' and

benefit from a better beverage like ours.





Launched
Online

Officially Launched
online on KidsLuv.com

November 2018

Secured
distributor
agreement

Secured distributor
agreement with UNFI &
KEHE

April 2019

Launched in
over 30+ Stores

Launched in over 30+
Brick & Mortar Retail
Stores

October 2019

Shark Tank
Premiere

Featured on Shark
Tank

March 2020

Launched New
Flavor!

Launched New Flavor,
Orange Peach

May 2020

March 2019

Expanded
Online Sales

August 2019

Onboard Sales
& Broker

February 2019

Secured
distribution

April 2020

Launched
National

September 2020

Sales
Expansion

Online Sales Channels

Launched on Thrive Market & Amazon

& Broker Network

Onboard Sales & Broker Network to help build instore retail distribution

distribution with supermarkets

Secured distribution with United Supermarkets in the Southwest Market

National distribution with Walmart & CVS

Launched National distribution with Walmart & CVS into over 1500+ stores

Expansion

Onboarded National Sales & Broker to expand in Midwest & PNW Markets

In the Press

Forbes   E online.   FOOD navigator.com   FOOD&BEVERAGE   BEVNET   VoyageLA

RED TRICYCLE

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Meet Our Team



Ashi Jelinek

Founder and CEO

The Luving Company was formed in 2018

when Los Angeles-based mother of three, Ashi Jelinek, found the market lacked innovative, health conscious children's products. In launching The Luving Company, a female-founded and minority-owned business, Ashi brings her personal experiences as a mother along with her passion for health and wellness. Focusing on promoting a healthy lifestyle to her kids, Ashi set out to create products for both her own and other families alike. The first product of The Luving Company, KidsLuv is disrupting the stagnant kids' beverage market by creating the first ZERO sugar, vitamin hydration beverage of its kind. At The Luving Company, our global mission is to be an educational leader in child nutrition and create a brand that encourages good health, good living and celebrates family values with a positive environmental impact. We are an all women team, filled with entrepreneurial passion and excellence.



Jenn Goodrum
Director of Sales & Marketing

Jenn Goodrum is a Senior Brand Marketing Strategist who comes from a strong background in CPG. Jenn's long record working at leading global brands, Swisse Wellness, Popchips and Healthy Times brings with her extensive knowledge to her current Director of Sales & Marketing role at KidsLuv. With a genuine passion for launching brands, her areas of expertise include strategic go-to-market brand launches, sustainable product innovation and brand packaging. Jenn's creative story-telling and integrated marketing campaigns have been an integral part in building brand equity and global expansion.



Mary Allard
Operations Manager

Mary Allard is an operations and admin guru who has a background in holistic health and dietetics, her experiences as General Manager at The Tea Spot, COO of Upstart Kombucha, and COO of Sky & Wyatt have allowed her to live out her passion for designing and launching innovative products to positively impact health, wellness, and preventative nutrition across the globe.



Dharampal Singh Rawat
Board Member

Dharampal Singh Rawat is a serial business advisor and founder of Sharan Consultants. Prior to forming Sharan Consultants, he was involved and worked with nonprofits organizations most of his life. Dharampal currently serves on the board of The Luving Company, a Vitamin Beverage for kids. He has been involved in all levels of business development and private investment in the consumer RTD sector. In his spare time, he enjoys spending time with his grandkids.



Stephanie Phillips
Board Member

She has worked in the financial service industry for over 25 years as both an advisor and investment banker. Currently she is CEO of SP Global, LLC a consulting firm working with entrepreneurs, innovators, and creators around the world. Stephanie is Senior Vice President at Wilmington Capital Securities, where she is registered as a financial advisor and Investment Banker. Stephanie has worked with companies in both the public and private markets to access capital and forge strategic relationships.

Offering Summary

Company :	The Luving Company
Corporate Address :	PO BOX 9147, Marina Del Rey , CA 90295
Offering Minimum :	$9,999.48
Offering Maximum :	$249,999.88
Minimum Investment Amount (per investor) :	$249.32

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	10,869
Maximum Number of Shares Offered :	271,739
Price per Share :	$0.92
Pre-Money Valuation :	$4,976,093.24

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Launching without financial statements.

In reliance on this relief, this offering has been launched without the required financial information. The financial information required by this offering that has been omitted is not currently available and will be provided by an amendment to the offering materials;

Once the required financial information has been made available by amendment, each investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision;

Furthermore, no investment commitments will be accepted until after such financial information has been provided.

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any

instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Perks

Tier 1 perk ($250 +) – free month supply of product (2x 16pks)

Tier 2 perk ($500+) - free month supply of product (2x 16pks) + 10% discount for first 3 months

Tier 3 perk ($1000+) - free month supply of product (2x 16pks) + 10% discount for first 6 months + early access to products

Tier 4 perk ($5,000+) - free month supply of product (2x 16pks) + 20% discount for a full year + early access to products

Tier 5 perk ($10,000+) - free 1 year monthly subscription + early access to products + Meet & Greet w/ the CEO + 5% bonus shares

Tier 6 perk ($25,000+) - free 1 year monthly subscription + early access to products + Meet & Greet w/ the CEO + Invitation to Innovation Webinar + 10% bonus shares

Tier 7 perk ($50,000+) - free 1 year monthly subscription + 20% lifetime discount + Meet & Greet w/ the CEO + Invitation to Innovation Webinar + Access to quarterly update webinar + 15% bonus shares

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

The Luving Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $0.92/ share, you will receive and own 110 shares for $92. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow The Luving Company to get notified of future updates!

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VIDEO TRANSCRIPT

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

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<u>Information Regarding Length of Time of Offering</u>

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